June 7, 2007

United States
Securities and Exchange Commission
Washington, D.C. 20549
450 Fifth Street, N.W.
Mail Stop 3561
Attn: H. Yuna Peng

Re:	Itronics Inc (the “Company”)
File No.: 333-138911

Dear Ms. Peng:

As per our conversation, Itronics would like to proceed with the above referenced registration statement electronically filed on behalf of Itronics please find Amm. # 1to the Registration Statement. Accordingly, we are hereby responding to the comment letter dated December 19, 2006.

1.
We believe that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i). Specifically, the amount of shares registered (75,000,000 shares) represents less than 30% of the total public float for Itronics. The selling shareholders identified in the registration statement are not affiliates of the Company. Further, please note that with respect to the prior registration statement, we are aware of the staff’s position on this issue but believe it is not applicable here as the investors sold all of the shares registered in the prior registration statement more than 60 days ago and such registration statement was declared effective more than 6 months ago.

2.	The amendment to the Registration Statement deletes all references to the Private Securities Litigation Reform Act.

3.	Our opinion has been amended to address your comment #3. Please see Exhibit 23.2

The Company hopes to move ahead with the Registration Statement as soon as possible. If you have any questions or desire any additional information to assist you in your review please contact me at 212 752-9700. Thank you for your assistance.

Sincerely,

\s\ Arthur S. Marcus, Esq.
Arthur S. Marcus, Esq.